

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

July 3, 2014

<u>**Via Email**</u>
Aneliya Crawford, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: Superior Industries International Inc.
        Preliminary Proxy Statement filed on Schedule 14A
        Filed on June 27, 2014 by GAMCO Asset Management, Inc., Mario J. Gabelli,
        Philip T. Blazek, Ryan Morris and Walter M. Schenker
        File No. 001-06615

Dear Ms. Crawford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include information as of the most reasonable practicable date and fill in all
        blanks. For example, revise to update information required by Item 5(b) of Schedule
        14A.

Background to the Solicitation, page 4

2.   Please supplement the fourth bullet point to clarify that GAMCO contested the 2013
        Annual Meeting, inclusive of a reference to the material issues advanced by GAMCO
        (i.e., a board declassification proposal and nomination of Mr. Schenker).

Reasons for the Solicitation, page 6

3.   We note the withdrawal by GAMCO of its proposal seeking to have the Board authorize
        a tender offer to repurchase company shares. We also note GAMCO's belief that its
        nominees will explore "available opportunities to enhance shareholder value." Please
        clarify whether the nominees have any specific plans, if elected, which involve an issuer
        tender offer.

4.   Please see our comment above. Provide further context to your disclosure by specifying
        any plans the nominees have with respect to the Board and company if elected. If there
        are no specific plans for enhancement of shareholder value, please revise to clearly state
        this fact.

5.   We refer to description of Mr. Schenker as "the author of significant published research
        on the industry…" Please clarify whether the statement is one of opinion or belief.
        Further, please define why the participants believe the publications are significant by
        reference to either the quantity of publications or any objective recognition Mr. Schenker
        has received for his published research on the industry. If Mr. Schenker's research has
        not been objectively awarded or recognized, please revise to state this.

Proposal No. 1…., page 8

6.   Please disclose any plans the nominees have to acquire beneficial ownership of shares if
        elected to the board.

7.   You disclose that the participants are reserving the right to vote for unidentified substitute
        nominees. Please confirm for us that should the participants lawfully identify or
        nominate substitute or additional nominees before the meeting, the participants will file
        an amended proxy statement that (1) identifies the substitute and/or additional nominees,
        (2) discloses whether such nominees have consented to being named in the revised proxy
        statement and to serve if elected and (3) includes the disclosure required by Items 5(b)
        and 7 of Schedule 14A with respect to such nominees.

Aneliya Crawford, Esq.
Olshan Frome & Wolosky LLP
July 3, 2014
Page 3

<u>Solicitation of Proxies, page 15</u>

8.   We note that you plan on soliciting requests in person, telephone, the Internet, mail and facsimile. Clarify whether the participants may also use electronic mail. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

9.   Further to our comment above. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

                                        *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email): Aneliya Crawford, Esq.
Olshan Frome & Wolosky, LLP